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                                                               EXHIBIT (a)(5)(A)

kforce.com ANNOUNCES "MODIFIED DUTCH AUCTION" TENDER OFFER FOR UP TO 10,000,000 SHARES OF ITS COMMON STOCK

Tampa, FL (November 6, 2000) -- kforce.com, Inc. (Nasdaq -- KFRC), a full-service, web-based specialty staffing firm providing flexible and permanent hiring solutions, announced plans to repurchase up to 10,000,000 shares of its common stock, representing approximately 23.7% of its approximately 42,155,869 outstanding shares.

     The repurchase will be made through a "modified Dutch Auction" tender offer which will commence November 6, 2000 and consist of an offer to purchase 10,000,000 shares of its common stock at a purchase price between $4.75 and $5.50 per share net to the seller in cash, without interest. This price range represents a 6.3% premium to a 23.1% premium to the November 3, 2000 closing sales price of $4.46875 per share and a 72.7% premium to a 100% premium to the October 24, 2000 closing sales price, the last trading day before the Company announced its increased share repurchase program. Based on the minimum and maximum offering prices specified in the offer, the aggregate purchase price if 10,000,000 shares are purchased would range from $47.5 million to $55.0 million. The Company will finance the offer from borrowings under its line of credit.

     "We believe our own stock represents an attractive investment opportunity available to us, so we are investing in our future to enhance shareholder value while preserving financial flexibility," said kforce.com's Chief Executive Officer, David L. Dunkel.

     The modified Dutch Auction tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of his or her shares to the Company. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the single per share price within the range that will allow it to buy 10,000,000 shares (or such lesser number of shares that are properly tendered) at a price between $4.75 and $5.50 per share net to the seller in cash, without interest. The offer will not be contingent upon any minimum number of shares being tendered. All of the shares that are properly tendered at prices at or below the purchase price determined by the Company (and not properly withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash, without interest, at such purchase price promptly after the expiration of the tender offer. All shares purchased in the offer will receive the same price. All other shares that have been tendered and not purchased will be promptly returned to the shareholder. The offer is scheduled to expire at 12:00 midnight, Eastern Standard time, on Tuesday, December 5, 2000, unless extended by the Company.

     The Company may resume its open market share repurchase program no earlier than 10 business days following completion of the modified Dutch Auction tender offer, at which time the Company anticipates having over $17 million remaining under its $100 million share repurchase authorization of March 11, 1999, as increased on October 24, 2000.

     Shareholders should read carefully the Offer to Purchase and related materials that the Company will be sending out shortly because they contain important information, including various terms and conditions to the offer. Shareholders can obtain the Offer to Purchase and related materials free at the SEC's Web site at www.sec.gov or from our information agent, D.F. King & Co., Inc. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer.

     The board of directors of kforce.com has approved the tender offer. However, neither the Company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which shareholders may choose to tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered. The Company's directors and executive officers have advised the Company that they will not tender any shares in the tender offer.

     Banc of America Securities LLC (1-888-583-8900, ext. 8537) will serve as the dealer manager for the offer. D.F. King & Co., Inc. (1-800-848-3416) will serve as the information agent for the offer.

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     kforce.com is a full-service, web-based specialty staffing firm providing flexible and permanent staffing solutions for organizations and career management for individuals in the specialty skill areas of information technology, finance & accounting, human resources, engineering, pharmaceutical, health care, legal, scientific, e-business consulting and insurance and investments. Backed by more than 2,000 recruiting specialists, kforce is one of the nation's leading staffing, consulting and training companies operating through more than 100 offices in 45 markets in North America.

     Certain of the above statements contained in this press release, are forward-looking statements that involve a number of risks and uncertainties. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Factors that could cause actual results to differ materially include the following: business conditions and growth in the staffing industry and general economy; competitive factors, risks due to shifts in market demand; changes in service mix; ability of the Company to complete acquisitions; and the risk factors listed from time to time in the Company's reports filed with the Securities and Exchange Commission, as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "plan," "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

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